UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35442

SELECT INCOME REIT

(by: Office Properties Income Trust, as successor by merger to Select Income REIT)
(Exact name of registrant as specified in its charter)

c/o Office Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300,
Newton, Massachusetts
(617) 219-1440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Select Income REIT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SELECT INCOME REIT By: OFFICE PROPERTIES INCOME TRUST (formerly known as Government Properties Income Trust) as successor by merger to Select Income REIT

Date:	December 31, 2018	By:	/s/ David M. Blackman
David M. Blackman President and Chief Executive Officer